Milliman Financial Risk Management LLC
71 S. Wacker Drive, 31st Floor
Chicago, IL 60606

March 6, 2014

Northern Lights Fund Trust III
c/o Andrew Rogers, President
80 Arkay Drive, Suite 110
Hauppauge, NY 11788

Re: Advisory Fee Waiver for Even Keel Managed Risk Fund, Even Keel Opportunities Managed Risk Fund and Even Keel Traveler Managed Risk Fund (each a "Fund" and collectively the "Even Keel Funds")

Dear Mr. Rogers:

As you are aware, Milliman Financial Risk Management LLC (the "Adviser") has contractually agreed to waive a portion of its advisory fees for the benefit of the Even Keel Funds. The Adviser hereby agrees, as of March 31, 2014, to waive or limit its advisory fees so that such fees, on an annual basis, do not exceed the following amounts of each Fund's average daily net assets:

Fund	Management Fee After Waiver
Even Keel Managed Risk Fund	0.47%
Even Keel Opportunities Managed Risk Fund	0.42%
Even Keel Traveler Managed Risk Fund	0.42%

This Agreement shall become effective as of March 6, 2014, and shall remain in effect until March 31, 2015. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of Northern Lights Fund Trust III (the "Board"), on behalf of the Fund, upon sixty (60) days' written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board.

Sincerely,

Kenneth P. Mungan
Principal
Milliman Financial Risk Management, LLC

Approved and accepted on behalf of the Fund,

Andrew Rogers
President
Northern Lights Fund Trust III

REVIEWED BY LEGAL